ESCADA

RECEIVED

2007 APR -3 A 9:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ESCADA AG Margaretha-Ley-Ring 1 D-85609 Aschheim

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549-0302
USA

Aschheim/Munich, Mar 20, 2007

ESCADA AG Paper Filing
SEC Exemption No: 82-34894

07022116

SUPPL

Dear Sirs,

Please find enclosed the following paper filings:

⇒ Invitation to the 23rd ordinary general meeting 2007
⇒ Press release: ESCADA shareholders' meeting to be held on May 14, 2007
⇒ Press release: ESCADA opens up new markets while opening new flagship stores in India

Yours faithfully,

ESCADA AG

Viona Brandt

Head of Investor Relations
http://investor-relations.escada.com

PROCESSED

APR 09 2007

THOMSON FINANCIAL

dw 4/3

ESCADA AKTIENGESELLSCHAFT

MUNICH

ISIN: DE 0005692107, DE 000A0JQ5F4

Invitation

to the

Annual Shareholders' Meeting

We hereby invite our Shareholders to the

23rd Annual Shareholders' Meeting

to be held on Monday, May 14, 2007, 10.00 am,

at the Hotel Bayerischer Hof

Promenadeplatz 2-6

80333 Munich

AGENDA

1. **Presentation of the financial statements and consolidated financial statements, with the associated management's discussions and analyses and the report of the Supervisory Board, for the fiscal year 2005/2006.**

2. **Resolution on the appropriation of retained earnings**

The Board of Management and Supervisory Board propose the retained earnings for fiscal year 2005/2006 over 16,257,076.15 Euro to be appropriated as follows:

Allocation to earnings reserves	8,000,000.00 Euro
Profit carried forward	8,257,076.15 Euro
Balance sheet profit	**16,257,076.15 Euro**

3. **Ratification of actions of the Board of Management**

The Board of Management and Supervisory Board propose that the actions of the members of the Board of Management for fiscal year 2005/2006 should be ratified.

4. **Ratification of actions of the Supervisory Board**

The Board of Management and Supervisory Board propose that the actions of the members of the Supervisory Board for fiscal year 2005/2006 should be ratified.

5. **Election of independent auditor for fiscal 2006/2007**

The Supervisory Board proposes that AWT Horwath GmbH Wirtschaftsprüfungsgesellschaft, Munich, should be elected as independent auditors for fiscal 2006/2007.

6. Election of new Supervisory Board

The term of office for members of the Supervisory Board ends at the conclusion of the shareholders' meeting on May 14, 2007. The Supervisory Board consists of twelve members, of whom six are elected at the shareholders' meeting (Sec. 96 of Germany's Stock Corporations Act (AktG) and Sec. 7 of Germany's Co-Determination Act (MitbestG) in conjunction with Sec. 8 (1) of the Articles of Incorporation).

The Supervisory Board nominates the following persons for election to the Supervisory Board to represent the shareholders following the shareholders' meeting of May 14, 2007:

- Rustam Aksenenko, Hermance, Switzerland,
  CEO Finartis Services SA, Geneva, Switzerland
- Jean-Christophe Hocke, Corsier, Switzerland,
  Lawyer and Partner Python & Peter, Geneva, Switzerland
- Dr. Martin Kuhn, Munich,
  Lawyer and Partner CMS Hasche Sigle, Munich
- Jean-Marc Loubier, Paris, France,
  Corporate Consultant
- Claus Mingers, Wetter/Ruhr,
  Member of the Board of Management Douglas Holding AG, Hagen
- Hans-Jörg Rudloff, London, England,
  CEO Barclays Capital, London, England

In keeping with the recommendations of the German Corporate Governance Code, the representatives of the shareholders on the Supervisory Board are elected individually. All elections cover a term that extends through the shareholders' meeting at which management decisions are formally accepted for the fourth fiscal year after the start of the term, not counting the fiscal year in which the term began. The shareholders' meeting is not bound to choose solely from among those nominated in advance.

The persons nominated by the Supervisory Board already belong to the following legally constituted Supervisory Boards or comparable domestic and foreign control organs of other business enterprises:

Rustam Aksenenko

- Chairman of the Board of Directors Finartis Group SA, Geneva, Switzerland

Jean-Christophe Hocke

- Member of the Board of Directors Advanced Digital Broadcast Holdings SA, Bellevue, Switzerland
- Member of the Board of Directors Advanced Digital Broadcast SA, Pregny-Chambesy, Switzerland
- Member of the Board of Directors Osmosys SA, Pregny-Chambesy, Switzerland
- Member of the Board of Directors Cycladic Capital Management Ltd, George Town, Grand Cayman, Cayman Islands, USA
- Member of the Board of Directors Frick Capital Management SA, Geneva, Switzerland
- Member of the Board of Directors Byron Investments Services SA, Geneva, Switzerland
- Chairman of the Board of Directors Even Wealth Management SA, Geneva, Switzerland
- Chairman of the Board of Directors Even Capital Management SA, Geneva, Switzerland

Dr. Martin Kuhn

- Member of the Supervisory Board eCircle AG, Munich

Hans-Jörg Rudloff

- Member of the Board of Directors Novartis AG, Basel, Switzerland
- Member of the Board of Directors OJSC Oil Company Rosneft, Moscow, Russia
- Chairman of the Board of Directors International Capital Market Association, Zurich, Switzerland

- Member of the Board of Directors Thyssen Bornemisza Holdings NV, Curacao, Netherlands Antilles
- Member of the Board of Directors OAO RosBusinessConsulting Information System, Moscow, Russia
- Chairman of the Board of Directors Bluebay Asset Management plc, London, England
- Member of the Board of Directors Thybo Investments Ltd, Hamilton, Bermuda, USA
- Chairman of the Board of Directors Marcuard SA, Geneva, Switzerland
- Chairman of the Board of Directors ABD Capital SA, Geneva, Switzerland

Messrs. Loubier and Mingers are not members of any other Supervisory Boards or a comparable control organ of other business enterprises.

7. Approval of a Spin-off and Takeover Agreement with ESCADA Deutschland Vertriebs GmbH

ESCADA AG holds all the shares of ESCADA Deutschland Vertriebs GmbH of Munich, which was founded on September 21, 2006 and entered in the commercial register on October 12, 2006. The two aforementioned companies signed a Spin-off and Takeover Agreement on February 15, 2007 which was authenticated by the notary public. Under this agreement, the "Vertrieb Deutschland" division will be spun off from ESCADA AG to ESCADA Deutschland Vertriebs GmbH according to the provisions of Germany's Transformation Act (*Umwandlungsgesetz*). The shareholders' meeting of ESCADA Deutschland Vertriebs GmbH approved the aforementioned agreement on February 15, 2007.

Central element of the aforementioned document by the notary public is the Spin-off and Takeover Agreement, the text of which is reproduced in the following. Pursuant to Sec. 124 (2) sent. 2 of the German Stock Corporation Law, the material content of the remaining parts of that document and its appendices is presented.

The document's opener lists details on the time and place of the document's authentication as well as the individual party to the document's authentication.

Section A of the document contains preliminary remarks on the legal relationships between the two parties to the contract, especially the registered name, registered seat, capital stock and registration number, as well as the subject matter of the agreement.

Section B of the document contains the Spin-off and Takeover Agreement, which reads as follows:

B.

Spin-Off and Takeover Agreement

I.

Participating entities

Sec. 1

The spin-off involves

ESCADA Aktiengesellschaft

with registered seat in Munich, Germany
as the transferring entity
and

ESCADA Deutschland Vertriebs GmbH

with registered seat in Munich, Germany
as the acquiring entity.

II.

Transfer of assets

Sec. 1

Subject of spin-off

ESCADA AG is spinning off the entire "Vertrieb Deutschland" division, including the tangible and intangible assets that serve this division, to ESCADA Deutschland Vertriebs GmbH.

Sec. 2

Spin-off balance sheet and spin-off values

(1) Activities are spun off based on the spin-off balance sheet prepared for the incorporated division with the effective date of October 31, 2006 at midnight. The spin-off balance sheet has been created according to the principles of commercial law and is attached to the document as Attachment 1. The spin-off balance sheet shows a granted business share of 475,000.00 Euro and a capital reserve of 5,314,060.69 Euro.

(2) The spin-off includes all assets that belong to or relate to the aforementioned division, even such assets not expressly named in this agreement or its attachments. All significant business foundations of the "Vertrieb Deutschland" division are transferred from the transferring entity "ESCADA AG" to the acquiring entity "ESCADA Deutschland GmbH." This specifically includes:

- Assets from the fixed assets listed in Attachment 2 (Analysis of Physical Assets)

- Objects from the current assets listed in Attachment 3 (Finished Products and Goods), including finished and unfinished services and goods and cash assets

- All contracts to be allocated to the "Vertrieb Deutschland" division, especially rental, lease and delivery contracts; management contracts; licensing contracts; quotes and other legal positions; and all other assets associated with the "Vertrieb Deutschland" division

- There are no assets from the fixed and current assets that are not subject to or suitable for inclusion on the balance sheet. Any clientele is transferred.

(3) No liabilities are taken over by the acquiring company.

(4) The surrogate objects replace any objects that have been sold by the transferring company in regular business transactions on or after the time of economic separation defined in Section IV below.

(5) Reference is made to the aforementioned attachments in accordance with Sec. 14, Subsection 1, Sentence 2 of the Notarization Act (BeurkG). The parties are familiar with the exact content of the attachments and expressly waive the right to have them read aloud. The parties have signed each page of the attachments.

Sec. 3

Spin-off in exchange for the granting of company rights

(1) When the spin-off takes effect, the acquiring company grants the transferring company a business share of 475,000.00 Euro as compensation for the transfer of assets at no charge and with the right to participate in profits from the spin-off date defined in Section IV below. For this purpose, the acquiring company will increase its capital stock by 475,000.00 Euro from the previous amount of 25,000.00 Euro by granting the transferring company a new business share of 475,000.00 Euro in the acquiring company.

(2) Pursuant to Sec. 20 of the Transformation Tax Act (UmwStG), ESCADA Deutschland GmbH will add income tax-related book values to its tax balance sheet and continue to carry them there. The contracting parties will take care of the necessary paperwork and other actions in a timely manner. The book value of the transferred assets is 5,789,060.69 Euro. The amount of 5,314,060.69 Euro that is in excess of the new business share is allocated to the capital reserve.

Sec. 4

Guarantee

ESCADA AG assures and guarantees

- *that the assets that have been spun off or will be spun off from ESCADA AG to ESCADA Deutschland GmbH do exist;*
- *that all significant assets and liabilities referred to by the definition of a partial business in Sec. 20 of the Transformation Tax Act (UmwStG) have been or will be incorporated;*
- *that all the assets allocable to the "Vertrieb Deutschland" division, including obligations and risks, are reflected in the spin-off balance sheet and have been accurately assessed according to generally accepted accounting principles, thus correctly and completely reflecting the economic parameters of the incorporated division.*

Except for the guarantees expressly acknowledged here, any guarantee by ESCADA AG for the rights and objects spun off under this agreement is excluded.

Sec. 5

Miscellaneous

This agreement, its interpretation and all the rights and obligations deriving therefrom are subject to the laws of the Federal Republic of Germany. The parties agree on Munich as the venue.

III.

Special rights and benefits

No special rights or benefits are granted to the shareholders or any other persons named in Sec. 126, Subsection 1, Numbers 7 and 8 of the Transformation Act (UmwG). Special measures as defined by Sec. 126, Subsection 1, Number 7 UmwG are neither planned nor necessary. The claims under the convertible bonds issued by ESCADA AG do not change and ESCADA AG continues its obligation to meet them; the legal joint liability of ESCADA Deutschland GmbH remains unaffected hereof.

IV.

Date of spin-off

Beginning

at midnight at the start of November 1, 2006

(spin-off date)

all the actions of the transferring entity relating to the transferred assets of the transferred "Vertrieb Deutschland" division are considered actions for the account of the acquiring company.
The spin-off of said division applies to aspects of both commercial law and tax law on the spin-off date named above.

V.

Consequences of the spin-off for the employees and their representatives and the relevant planned measures

(1) In anticipation of the spin-off under Transformation law, ESCADA AG already transferred the sole operative responsibility and internal organizational authority for the "Vertrieb Deutschland" division to ESCADA Deutschland GmbH on November 1, 2006. In this context, all existing employer-employee relationships as defined by Sec.613a of the German Civil Code (BGB) were transferred at this time — November 1, 2006 (transfer of operations) — to ESCADA Deutschland GmbH in accordance with Sec.613a BGB. In the period since November 1, 2006, all new personnel appointments and other matters subject to employment law for the "Vertrieb Deutschland" division were carried out by ESCADA Deutschland GmbH. There are thus no further changes for the existing employees of ESCADA Deutschland GmbH from the completion of the spin-off. They remain employees of ESCADA Deutschland GmbH. No further employer-employee relationships are transferred.

(2) The spin-off and the transfer of employer-employee relationships in accordance with Sec.613 a of the German Civil Code (BGB) entail the following for the affected employees:

a) *The acquiring company assumes the rights and obligations deriving from the employer-employee relationships.*

b) *The years of service spent at or recognized by the transferring company are credited as years of service at the acquiring company.*

c) *The agreements between employer and employees in place at the transferring company continue to apply at the acquiring company.*

d) *The collective rights and obligations governed by the collective bargaining agreements in the clothing industry for the employees subject to such collective bargaining agreements continue to apply, since the acquiring company has signed a contract honoring such agreements (Anerkennungstarifvertrag).*

e) *The employment contract rights and obligations governed by the collective bargaining agreements in the retail industry for the employees subject to such collective bargaining agreements continue to apply, since the employment contracts that remain in effect contain corresponding inclusion clauses.*

(3) The transferring company and the acquiring company have agreed, with the consent of the works council, to conduct their operations at the Dornach site as a joint business as defined by Sec. 1, Subsection 2 of the Works Constitution Act (BetrVG). The works council that has previously been

responsible for the employees affected by the spin-off thus remains in office without change and remains responsible for these employees after the spin-off takes effect.

Neither a general works council nor a representative body for executive staff exists in the transferring company. The spin-off has no effect on the corporate works council of the transferring company.

(4) The following measures have been taken with regard to the employees and their representatives:

a) Notification of the employees in accordance with Sec. 613 a, Subsection 5 of the German Civil Code (BGB)

b) Agreement of a reconciliation of interests with the works council

c) Formation of joint business of the transferring company and the acquiring company as defined by Sec. 1, Subsection 2 of the Works Constitution Act (BetrVG)

d) Signing of an agreement recognizing collective bargaining agreements between the acquiring company and the labor union IG Metall

No further measures as defined by Sec. 126, Par. 1, Number 11 of the Transformation Act (UmwG) are planned.

Section C of the document contains final provisions, especially the notes by the notary public, a severability clause, power of attorney as well as stipulations governing copies and costs of the document and its enactment, which were borne by ESCADA Deutschland GmbH.

Attachment 1, enclosed to the document, contains the spin-off balance sheet as of October 31, 2006, which lists all assets and liabilities of the transferred "Vertrieb Deutschland" division. Attachment 2 contains the analysis of physical assets for aforementioned spin-off balance sheet. Attachment 3 lists the the stock of finished goods of the transferred business segment as of October 31, 2006.

The Board of Management and Supervisory Board propose adoption of the following resolution:

"The Spin-off and Takeover Agreement of February 15, 2007 between ESCADA AG and ESCADA Deutschland Vertriebs GmbH is approved."

The Spin-off and Takeover Agreement of February 15, 2007 was submitted to the commercial register of the Munich municipal court before the shareholders' meeting was called. The following documents are available for review in the offices of ESCADA AG and ESCADA Deutschland Vertriebs GmbH (both companies located at Margaretha-Ley-Ring 1 in D-85609 Aschheim, Germany) and will also be available for review at the shareholders' meeting:

- Spin-off and Takeover Agreement of February 15, 2007 (document number 568/2007 of the notary public Dr. Peter Anton in Munich)
- Joint spin-off report of the Board of Management of ESCADA AG and the management of ESCADA Deutschland Vertriebs GmbH
- Annual financial statements, consolidated financial statements and management reports of ESCADA AG for fiscal years 2003/2004, 2004/2005 and 2005/2006
- Annual financial statement and management report of ESCADA Deutschland Vertriebs GmbH for the incomplete fiscal year 2005/2006

Copies of the aforementioned documents will be sent to shareholders upon request at no cost.

8. Approval of a Profit and Loss Transfer Agreement with ESCADA Deutschland Vertriebs GmbH

ESCADA AG and ESCADA Deutschland Vertriebs GmbH signed a Profit and Loss Transfer Agreement on February 1, 2007 with the following text:

Profit and Loss Transfer Agreement

by and between

ESCADA Aktiengesellschaft, Margaretha-Ley-Ring 1, 85609 Aschheim/Munich, Germany represented by Board of Management members Frank Rheinboldt and Beate Rapp

- Parent Company -

and

ESCADA Deutschland Vertriebs GmbH, Margaretha-Ley-Ring 1, 85609 Aschheim/Munich, Germany
represented by the Managing Directors Markus Schürholz and Holger Schmidt,

- Controlled Company -

Sec. 1
Transfer of profits

(1) The Controlled Company agrees to transfer its entire profits calculated under applicable commercial law provisions to the Parent Company starting with the Controlled Company's fiscal year that begins on November 1, 2006. Sec. 301 of Germany's Stock Corporations Act (AktG) applies analogously. The transfer of profits will especially not exceed the amount listed under Sec.301 AktG.

(2) Except for the legal reserves, the Controlled Company may allocate funds from the annual earnings to the earnings reserves (Sec. 272 (3) of the German Commercial Code (HGB)) with the consent of the Parent Company only insofar as is permissible under commercial law and economically justified given a reasonable business assessment. The Controlled Company may deduct such funds from the other earnings reserves in subsequent years and transfer them as profits.

(3) The transfer of funds from the liquidation of free reserves (other earnings reserves per Sec. 272 (3) HGB and capital reserves per Sec. 272 (2) No. 4 HGB) that were established before the start of this contract is excluded. Capital reserves established during the term of this contract may not be used to offset an annual deficit or transferred as a profit but may only be withdrawn and distributed as a profit.

Sec. 2
Offset of losses

The Parent Company is obligated to offset any other annual deficit incurred by the Controlled Company during the term of this contract. Sec.302 AktG in its latest valid version applies accordingly for the offset of losses.

Sec. 3
Due date

The payment obligations arising from the transfer of profits or offset of losses are due on the Controlled Company's reporting date. After this time, the respective obligations are subject to interest according to separate agreements between the Parent Company and the Controlled Company.

Sec. 4
Contract Term

(1) This agreement is effective only if approved at the shareholders' meetings of both the Controlled Company and the Parent Company. The requisite approvals should be obtained without delay.

(2) This agreement takes effect at the time it is entered in the commercial register of the Controlled Company. The entry in the commercial register should be effected without delay.

(3) This agreement takes effect on midnight at the start of November 1, 2006 and has a minimum term of five years. The agreement may not be terminated before the end of October 31, 2011. A termination notice of six months is required. If the agreement is not terminated, it renews for one additional fiscal year at a time. Termination must be in writing. Compliance with the termination notice of six months before the end of the respective fiscal year is based on the date the written termination notice is received by the other company.

(4) Each party is entitled to terminate this agreement at any time without notice for good cause. Sec. 297 of the AktG applies accordingly.

Sec. 5
Provision of security

Upon termination of the agreement, the Parent Company is obligated to provide security to the Controlled Company's creditors in application mutatis mutandis of Sec. 303 AktG.

Sec. 6
Miscellaneous

(1) Any amendments and additions to this agreement must be in writing. This applies as well to changes to this clause requiring the written form.

(2) If any provision of this agreement is or becomes wholly or partially ineffective or unenforceable, or if loopholes are discovered in this agreement, this circumstance will not affect the validity of the remaining provisions. The invalid or unenforceable provision is to be replaced or the loophole closed by an effective provision that most closely matches what the contracting parties intended or would have wanted based on the spirit and purpose of the agreement if they had considered the point at the time the agreement was signed. If any provision of this agreement is found to be invalid based on a formality, the contracting parties will promptly take the necessary steps to belatedly comply with the formality.

(3) This agreement, its interpretation and all the rights and obligations deriving therefrom are subject to the laws of the Federal Republic of Germany. The parties agree on Munich as the legal venue.

Aschheim, the 1st of February 2007

Signed: Rheinboldt Signed: Rapp
ESCADA AG

Aschheim, the 1st of February 2007

Signed: Schürholz Signed: Schmidt
ESCADA Deutschland Vertriebs GmbH

ESCADA AG was the sole shareholder of the Controlled Company at the time the above Profit and Loss Transfer Agreement was signed and will remain so at the time of the shareholders' meeting and in the future. For this reason, neither compensatory payments nor settlements are due to any external shareholders. The Profit and Loss Transfer Agreement of February 1, 2007 was approved at the shareholders' meeting of the Controlled Company on February 15, 2007. It takes effect upon approval at the shareholders' meeting of ESCADA AG and entry into the commercial register of the Controlled Company.

The Board of Management and Supervisory Board propose adoption of the following resolution:

> "The Profit and Loss Transfer Agreement of February 1, 2007 between ESCADA AG and ESCADA Deutschland Vertriebs GmbH is approved."

The following documents are available for review in the offices of ESCADA AG and ESCADA Deutschland Vertriebs GmbH (both companies located at Margaretha-Ley-Ring 1 in D-85609 Aschheim, Germany) and will also be available for review at the shareholders' meeting:

- Profit and Loss Transfer Agreement of February 1, 2007
- Joint report of the management boards of ESCADA AG and ESCADA Deutschland Vertriebs GmbH pursuant to Sec. 293a AktG of February 1, 2007
- Annual financial statements, consolidated financial statements and management reports of ESCADA AG for fiscal years 2003/2004, 2004/2005 and 2005/2006
- Annual financial statement and management report of ESCADA Deutschland Vertriebs GmbH for the incomplete fiscal year 2005/2006

Copies of the aforementioned documents will be sent to shareholders upon request at no cost.

9. Approval of a Profit and Loss Transfer Agreement with PRIMERA AG

ESCADA AG and PRIMERA AG signed a Profit and Loss Transfer Agreement on February 1, 2007 with the following text:

Profit and Loss Transfer Agreement

by and between

ESCADA Aktiengesellschaft, Margaretha-Ley-Ring 1, 85609 Aschheim/Munich, Germany represented by Board of Management members Frank Rheinboldt and Beate Rapp

- Parent Company -

and

PRIMERA Aktiengesellschaft, Harkortstrasse 24, D-48163 Munster/Germany represented by Board of Management members Michael Krauledat and Jochen Halfmann ,

- Controlled Company -

Sec. 1
Transfer of profits

(1) Pursuant to Sec. 301 of Germany's Stock Corporations Act (AktG), the Controlled Company agrees to transfer its entire profits calculated under applicable commercial law provisions to the Parent Company starting with the Controlled Company's fiscal year that begins on November 1, 2006.

(2) Except for the legal reserves, the Controlled Company may allocate funds from the annual earnings to the earnings reserves (Sec. 272 (3) of the German Commercial Code (HGB)) with the consent of the Parent Company only insofar as is permissible under commercial law and economically justified given a reasonable business assessment. The Controlled Company may deduct such funds from the other earnings reserves in subsequent years and transfer them as profits.

(3) The transfer of funds from the liquidation of free reserves (other earnings reserves per Sec. 272 (3) HGB and capital reserves per Sec. 272 (2) No. 4 HGB) that were established before the start of this contract is excluded. Capital reserves established during the term of this contract may not be used to offset an annual deficit or transferred as a profit but may only be withdrawn and distributed as a profit.

Sec. 2
Offset of losses

Pursuant to Sec. 302 AktG, the Parent Company is obligated to offset any other annual deficit incurred by the Controlled Company during the term of this contract.

Sec. 3
Due date

The payment obligations arising from the transfer of profits or offset of losses are due on the Controlled Company's reporting date. After this time, the respective obligations are subject to interest according to separate agreements between the Parent Company and the Controlled Company.

Sec. 4
Contract Term

(1) This agreement is effective only if approved at the shareholders' meetings of both the Controlled Company and the Parent Company. The requisite approvals should be obtained without delay.

(2) This agreement takes effect at the time it is entered in the commercial register of the Controlled Company. The entry in the commercial register should be effected without delay.

(3) This agreement takes effect on midnight at the start of November 1, 2006 and has a minimum term of five years. The agreement may not be terminated before the end of October 31, 2011. A termination notice of six months is required. If the agreement is not terminated, it renews for one additional fiscal year at a time. Termination must be in writing. Compliance with the termination notice of six months before the end of the respective fiscal year is based on the date the written termination notice is received by the other company.

(4) Each party is entitled to terminate this agreement at any time without notice for good cause.

Sec. 5
Provision of security

Upon termination of the agreement, the Parent Company is obligated to provide security to the Controlled Company's creditors.

Sec. 6
Miscellaneous

(1) Any amendments and additions to this agreement must be in writing. This applies as well to changes to this clause requiring the written form.
(2) The Control Agreement of March 14, 2005 between PRIMERA AG (controlled company) and PRIMERA Holding GmbH of Aschheim, which is transferred to ESCADA AG as a result of the ESCADA AG's merger with PRIMERA Holding GmbH, is henceforth in effect between ESCADA AG and PRIMERA AG. That agreement is not affected by this Profit and Loss Transfer Agreement.
(3) If any provision of this agreement is or becomes wholly or partially ineffective or unenforceable, or if loopholes are discovered in this agreement, this circumstance will not affect the validity of the remaining provisions. The invalid or unenforceable provision is to be replaced or the loophole closed by an effective provision that most closely matches what the contracting parties intended or would have wanted based on the spirit and purpose of the agreement if they had considered the point at the time the agreement was signed. If any provision of this agreement is found to be invalid based on a formality, the contracting parties will promptly take the necessary steps to belatedly comply with the formality.
(4) This agreement, its interpretation and all the rights and obligations deriving therefrom are subject to the laws of the Federal Republic of Germany. The parties agree on Munich as the legal venue.

Munster, the 31st of January 2007

Signed: Krauledat Signed: Halfmann
PRIMERA AG

Aschheim, the 1st of February 2007

Signed: Rheinboldt Signed: Rapp
ESCADA AG

ESCADA AG was the sole shareholder of the Controlled Company at the time the above Profit and Loss Transfer Agreement was signed and will remain so at the time of the shareholders' meeting and in the future. For this reason, neither compensatory payments nor settlements are due to any external shareholders. The Profit and Loss Transfer Agreement of February 1, 2007 was approved at the shareholders' meeting of the Controlled Company on February 15, 2007. It takes effect upon approval at the shareholders' meeting of ESCADA AG and entry into the commercial register of the Controlled Company.

The Board of Management and Supervisory Board propose adoption of the following resolution:

> "The Profit and Loss Transfer Agreement of February 1, 2007 between ESCADA AG and PRIMERA AG is approved."

The following documents are available for review in the offices of ESCADA AG (Margaretha-Ley-Ring 1 in 85609 Aschheim, Germany) and PRIMERA AG (Harkortstraße 24 in 48163 Munster, Germany) and will also be available for review at the shareholders' meeting:

- Profit and Loss Transfer Agreement of February 1, 2007
- Joint report of the management boards of ESCADA AG and PRIMERA AG pursuant to Sec. 293 a AktG of January 31/February 1, 2007
- Annual financial statements, consolidated financial statements and management reports of ESCADA AG and PRIMERA AG for fiscal years 2003/2004, 2004/2005 and 2005/2006

Copies of the aforementioned documents will be sent to shareholders upon request at no cost.

OPPOSING MOTIONS BY SHAREHOLDERS

Opposing motions from shareholders on the above agenda items should be sent to the following address: ESCADA AG, Board of Management, Margaretha-Ley-Ring 1, 85609 Aschheim/Germany. Opposing motions that are received no later than two weeks before the date of the Shareholders' Meeting, and that meet the requirements of Sec.126 of the Stock Corporations Act (*Aktiengesetz*), will be published on the Company's Web site (www.escada.com).

NUMBER OF SHARES AND VOTING RIGHTS

At the time the shareholders' meeting was called, the company's capital stock consisted of 16,838,429 no-par shares. Each share carries one voting right at the shareholders' meeting. The number of voting rights is thus also 16,838,429. The number of shares and voting rights may increase before the shareholders' meeting if subscription rights are exercised from conditional capital.

REQUIREMENTS FOR PARTICIPATION

To be entitled to participate and to exercise a voting right in the shareholders' meeting, shareholders must alternatively submit special proof of their share ownership. This certification must have been issued by the depositary bank in writing, in German or English, and must be submitted to the Company at the following address:

ESCADA Aktiengesellschaft
c/o *Deutsche Bank AG*
- General Meetings -
60272 Frankfurt/Main

Proof of share ownership must refer to and be valid on the start of the 21st day before the Shareholder Meeting, i.e. at midnight at the start of Monday April 23, 2007. Proof must be received no later than Monday May 7, 2007. Shareholders who have submitted proof of share ownership in due time and with the proper formalities, will receive their admission tickets for the Shareholder Meeting by post.

Shareholders are asked to ensure timely submission of proof to ensure that the admission tickets will be received punctually.

Shareholders who have submitted proof of share ownership in due time and with the proper formalities, and who do not wish to participate in the meeting themselves, may arrange to be represented at the Shareholder Meeting and for their votes to be cast by an authorized agent, or also by a bank or shareholders' association, by conferring the appropriate proxy. The authorized agent will have to identify himself by submitting the admission ticket of the shareholder and presentation of a written proxy. Form of proxy are enclosed with the admission tickets.

The Company also offers its shareholders the option of arranging to be represented at the meeting by a proxy appointed by the Company. If accepted and authorized by the shareholder, these Company-appointed proxies must vote as the shareholder directs. Shareholders who wish to authorize a Company-appointed proxy must have an admission ticket to the shareholders' meeting, which is sent out under aforementioned conditions.

Details on conferring proxy powers and issuing instructions are available in the documentation package that will be sent to the shareholders with their admission ticket.

Munich, March 2007
Board of Management

ESCADA

RECEIVED
2007 APR -3 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

ESCADA shareholders' meeting to be held on May 14, 2007

- **Supervisory Board approves list of candidates for the new election of control board**

Aschheim/Munich, March 12, 2007 – At its extraordinary meeting today, the Supervisory Board of ESCADA AG fixed May 14, 2007 as date for the company's annual shareholders' meeting. The shareholders' meeting had originally been scheduled for April 3, 2007, but had to be postponed, as is already known, because the Supervisory Board's decision regarding the candidates for the new election of the shareholders' representatives for the control organ could not be taken in time.

At its meeting today, the Supervisory Board took a majority decision to appoint the six required candidates for the Supervisory Board, who will put their candidacy to the vote of the shareholders.

The agenda of the shareholders' meeting will be published in the coming days, as usual, in the electronic Federal Gazette.

For further information:

Financial press:
Frank Elsner Kommunikation für Unternehmen GmbH
Tel.: +49 – 5404 – 91 92 0
Fax: +49 – 5404 – 91 92 29
Mail: info@elsner-kommunikation.de

Investor Relations:
Viona Brandt, ESCADA
Tel.: +49 89 9944 1336
Fax: +49 89 9944 1650
Mail: viona.brandt@de.escada.com

ESCADA

ESCADA Opens Up New Markets while Opening New Flagship Stores in India

Mumbai, March 14, 2007: In line with ESCADA's continuing evolution as a modern, contemporary luxury brand, ESCADA opens up new markets. The target is to launch and position ESCADA on the Indian market, one of the evolving markets for luxury fashion. Two ESCADA flagship stores will open their doors in Mumbai on March 14, 2007, and another shop will open in Delhi in the months to come. ESCADA selected S. Kumars Nationwide as the exclusive distribution partner for this project. In total, seven shops are planned to open within the next two years.

To celebrate the arrival of ESCADA in India, Frank Rheinboldt, CEO of ESCADA GROUP, and Jyoti and Nitin Kasliwal, of S. Kumars Nationwide, will host an exclusive dinner with 120 guests from Mumbai's high society at the Taj Mahal Hotel. A glamorous fashion show presenting the elegant ESCADA Spring/Summer 2007 collection, and the performances of singer Sonia de Meglio and DJ Monsieur Velvet from Paris, will be the highlights of this very special evening.

Frank Rheinboldt, CEO of ESCADA GROUP:
"With the opening of the first shops in India, we are following our distribution strategy of always being one of the first luxury brands to enter evolving markets for luxury fashion and accessories. We are convinced that S. Kumars Nationwide, as our exclusive distribution partner, will position ESCADA successfully on the Indian market within the next two years."

Jyoti Kasliwal, S. Kumars Nationwide:
"The launch of ESCADA in India truly signifies the arrival of luxury in the country. The globally minded Indian woman of today has the entire repertoire of luxury, from apparel to accessories, at her disposal, and with its stylish collection and bursts of delightful colors ESCADA is exactly what the 'uberati' of Mumbai will enjoy. At a time when the Indian economy is at a new high, we are proud to bring one of Europe's best brands to celebrate the Indian woman's newfound confidence and style."

ESCADA

Company Information:

ESCADA:

As one of the world's leading luxury fashion brands, ESCADA creates the most elegant, feminine, and colorful collections for women. The collection includes fashion, accessories, eyewear, and fragrances. Founded in 1976, by Margaretha and Wolfgang Ley, the company today generates a turnover of €695.2 million in over 60 countries and about 440 stores. The newly implemented store concept embraces the ESCADA brand values, such as femininity, elegance, and color, and translates these into a sumptuous, elegant interior. ESCADA customers can luxuriate in the exclusive ambiance – and feel both precious and pampered.

S. Kumars Nationwide:

S. Kumars Nationwide is one of India's leading multibre, multisegment diversified textile giants. The company founded in 1948 was initially engaged in the trading of textiles and ventured into manufacturing in the year 1975. Today the company generates a turnover of Rs. 10 billion and has diversified into manufacturing, marketing of fabrics, apparels and home textiles. Brand House Retails LTD, a subsidiary of SKNL, is a specialized retailing company that sets up and manages Exclusive Brand Outlets for SKNL brands and acts as an exclusive India franchisee for International Luxury Brands.

For further information:

Financial press:
Frank Elsner Kommunikation für Unternehmen GmbH
Tel.: +49 – 5404 – 91 92 0
Fax: +49 – 5404 – 91 92 29
Mail: info@elsner-kommunikation.de

Investor Relations:
Viona Brandt, ESCADA
Tel.: +49 89 9944 1336
Fax: +49 89 9944 1650
Mail: viona.brandt@de.escada.com

END